AMENDMENT AGREEMENT

THIS AMENDMENT TO THE NOTE PURCHASE AGREEMENT (this "**Amendment**") is dated as of March 27, 2012, among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "**Issuer**"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("**Holdings**"), a Delaware corporation, STUDENT TRANSPORTATION INC. f/k/a STUDENT TRANSPORTATION OF AMERICA LTD. ("**Parent**"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the *Insurance Companies Act* of Canada ("**Sun Life**"), LONDON LIFE INSURANCE COMPANY, a corporation existing under the *Insurance Companies Act* of Canada ("**London Life**"), those persons from time to time entered into the register as holders of the Notes by proper endorsement and delivery (each a "**Noteholder** and collectively the "**Noteholders**") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "**Trustee**").

PRELIMINARY STATEMENTS

A. The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006, as amended pursuant to amendments dated July 23, 2007, August 11, 2008, February 18, 2009, October 2, 2009, June 1, 2010 and November 10, 2011 and as otherwise amended from time to time to the date hereof (the "**Note Purchase Agreement**");

B. The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to amend certain provisions of the Note Purchase Agreement and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Amendment.

ARTICLE II

AMENDMENTS

2.1 Schedule B to the Note Purchase Agreement is hereby amended by inserting in proper alphabetical order the following new defined term:

"**Canadian GAAP**" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Canadian Institute of Chartered Accountants (or agencies with similar functions of comparable stature and authority within the Canadian accounting profession), which are applicable to the circumstances as of the earlier of the date of determination or June 30, 2011.

2.2 The definition of "EBITDA" in Schedule B to the Note Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"EBITDA" means, with reference to any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) income taxes (whether paid or deferred) for such period, (c) depreciation and amortization for such period, (d) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (e) non-cash losses resulting from impairment charges arising from the application of FASB ASC Topic 350 or 360, (f) non-cash expenses relating to the periodic valuation of the preferred and common stock of Holdings, (g) non-cash charges reflecting the minority interest represented by the Class B and C common stock of Holdings, (h) non-cash charges reflecting the mark-to-market of hedging transactions, (i) solely to the extent such costs and expense would be capitalized under Canadian GAAP, transaction costs and expenses incurred during such period in connection with proposed acquisitions (whether consummated or not), (j) non-cash charges reflecting the mark-to-market of contingent purchase price consideration related to acquisitions and (k) non-cash expenses related to issuances of stock-based compensation associated with the Issuer's Equity Incentive Plan, less any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of Holdings or the mark-to-market of hedging transactions, or the mark-to-market of the contingent purchase price consideration related to acquisitions.

2.3 The definition of "EBIT" in Schedule B to the Note Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"EBIT" means, with reference to any period, Net Income for such period plus the sum of all amounts deducted in arriving at such Net Income amount in respect of (a) Interest Expense for such period, (b) income taxes (whether paid or deferred) for such period, (c) the aggregate amount of write-offs of expenses arising in connection with prior issuances of debt or equity, (d) non-cash losses resulting from impairment charges arising from the application of FASB ASC Topic 350 or 360, (e) non-cash expenses relating to the periodic valuation of the preferred and common stock of Holdings, (f) non-cash charges reflecting the minority interest represented by the Class B and C common stock of Holdings, (g) non-cash charges reflecting the mark-to-market of hedging transactions, (h) solely to the extent such costs and expense would be capitalized under Canadian GAAP, transaction costs and expenses incurred during such period in connection with proposed acquisitions (whether consummated or not), (i) non-cash charges reflecting the mark-to-market of contingent purchase price consideration related to acquisitions and (j) non-cash expenses related to issuances of stock-based compensation associated with the Issuer's Equity Incentive Plan, less any extraordinary gains for such period and non-cash gains relating to the periodic valuation of the preferred and common stock of Holdings or the mark-to-market of hedging transactions, or the mark-to-market of the contingent purchase price consideration related to acquisitions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Amendment, the Issuer, Holdings and Parent (collectively, the **"Companies"** and individually a **"Company"**) hereby reaffirm, as of the date hereof, its representations and warranties

contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

3.2 Organization; Power and Authority. Each Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Amendment and to perform the applicable provisions of the Note Purchase Agreement and this Amendment.

3.3 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by each of the Companies of this Amendment are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene any Company's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting any of the Companies; or

(c) result in, or require the creation or imposition of, any Lien on any Company's property.

3.4 Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by each of the Companies of this Amendment.

3.5 Validity, etc. Each Company has duly executed and delivered this Amendment. This Amendment constitutes the legal, valid and binding obligation of each of the Companies enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

3.6 Default. No Default or Event of Default under the Note Purchase Agreement as amended by this Amendment has occurred and is continuing.

ARTICLE IV

CONDITIONS PRECEDENT

4.1 This Amendment shall not become effective until the Noteholders shall have received the following all in form and substance satisfactory to the Noteholders (the date on which such conditions precedent are satisfied or otherwise waived in writing is hereinafter referred to as the **"Amendment Effective Date"**):

(a) this Amendment shall have been duly executed and delivered to the Trustee and each of the Noteholders by each of the Companies;

(b) the representations and warranties of the Companies herein and of the Note Purchase Parties in the Note Purchase Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) the Noteholders shall have received payment of the Amendment Fee; and

(e) the Trustee and the Noteholders shall have received all such other certificates, documents, opinions, and information reasonably requested by any of them.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1 Fees, Costs and Expenses. In consideration of the Noteholders' agreement to the provisions of this Amendment, the Issuer agrees to pay to the Noteholders a fee (the "**Amendment Fee**") in connection with the completion of this Amendment equal to US$17,500 (payable US$10,000 to Sun Life and US$7,500 to London Life). The Issuer agrees to pay the Amendment Fee on the date hereof, and further agrees to pay all costs and expenses of or incurred by the Trustee and the Noteholders in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Trustee and the Noteholders.

5.2 Ratification of and References to the Note Purchase Agreement. Except as expressly set forth herein, the Note Purchase Agreement, the Notes and each other Security Document is hereby ratified, approved and confirmed in each and every respect. Each of the Companies hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement and the Notes, each as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of each of the Companies thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Note Purchase Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement or a Note being sufficient to refer to the Note Purchase Agreement or such Note, as applicable, as amended hereby.

5.3 Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

5.4 Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of

which when taken together shall constitute a single agreement. Counterparts may be executed and delivered in original, facsimile or portable document format (pdf) form to the other parties hereto and the parties hereto agree to accept any such executed counterparts as original signed versions of this Amendment.

5.5 Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

5.6 Continued Effectiveness. Nothing contained in this Amendment shall be deemed to be a waiver by the Trustee or the Noteholders of compliance by any Company of any covenant or agreement contained in, or a waiver of any Default or Event of Default under, the Note Purchase Agreement or applicable Security Document and each of the parties hereto agree that the Note Purchase Agreement as amended by this Amendment shall remain in full force and effect.

5.7 Benefit of the Agreement. This Amendment shall enure to the benefit of and be binding upon each of the Companies, the Trustee and the Noteholders and their respective successors and permitted assigns.

5.8 Invalidity of any Provisions. Any provision of this Amendment which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition in such jurisdiction without invalidating the remaining terms and provisions hereof and no such invalidity shall affect the obligation of the Companies to pay the Obligations in full.

5.9 Further Assurances. Each of the parties hereto agrees to execute and deliver or cause to be executed and delivered all such instruments and to take all such action as the other party may reasonably request, and at the expense of such other party in order to more fully effectuate and accomplish the intent and purposes of and to carry out the terms of this Amendment.

5.10 Consent to Jurisdiction. Each of the Companies hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Illinois in respect of any action, suit or proceeding arising out of or relating to the Note Purchase Agreement or this Amendment and hereby irrevocably agrees that all claims in respect of any such action, suit or proceeding may be heard and determined in any such court. Each of the Companies hereby irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Companies agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Section shall affect the right of the Trustee or any Noteholder to bring any suit, action or proceeding against the Companies (or any one or more of them) or their respective assets in the courts of any other jurisdiction.

5.11 Time of the Essence. Time shall be of the essence in this Amendment in all respects.

[signature pages follow]

IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement to be duly executed and delivered by their respective duty authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By: Patrick J. Walker
Name: Patrick J. Walker
Title: CFO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By: Patrick J. Walker
Name: Patrick J. Walker
Title: CFO

STUDENT TRANSPORTATION INC.

By: Patrick J. Walker
Name: Patrick J. Walker
Title: CFO

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties hereto have caused this Amendment Agreement to be duly executed and delivered by their respective duty authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By: ______________________
Name:
Title:

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By: ______________________
Name:
Title:

STUDENT TRANSPORTATION INC.

By: ______________________
Name:
Title:

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

Per: ______________________
Name: John M. Wahl
Title: Corporate Trust Officer

Per: ______________________
Name: Rosa Stroud
Title: Trust Officer

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

Per:
Name: KEITH CRESSMAN
Title: Managing Director
Private Fixed Income

Per:
Name: JEFFERY MAYER
Title: MANAGING DIRECTOR, LEASE FINANCE
PRIVATE FIXED INCOME

LONDON LIFE INSURANCE COMPANY, as a Noteholder

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

Per: ____________________
Name:
Title:

Per: ____________________
Name:
Title:

LONDON LIFE INSURANCE COMPANY, as a Noteholder

Per: ____________________
Name: **Hong Y. Ng**
Title: **Authorized Signatory**

Per: ____________________
Name: **Robert J. T. Barnes**
Title: **Senior Vice-President**
Bond Investments